UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announced Results of Extraordinary General Meeting of Shareholders
Beijing, China —June 24, 2011 — Ku6 Media Co., Ltd., (Nasdaq: KUTV) (“Ku6” or the “Company”), a leading Internet television company in China, today announced that its shareholders, during its adjourned extraordinary general meeting of shareholders held on June 24, 2011, approved: (i) the change of the authorized share capital of Ku6 to US$600,000 divided into 12,000,000,000 ordinary shares of par value US$0.00005 each, (ii) the issuance of 1,538,461,538 ordinary shares of par value US$0.00005 each of Ku6 to Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, at a per share price of US$0.0325 (or US$3.25 per ADS), (iii) the issuance of US$50,000,000 aggregate principal amount of 3% senior convertible bond to Shanda Media, and (iv) certain amendments to Ku6’s Memorandum and Articles of Association. The shareholders did not approve Ku6’s acquisition of Hangzhou Soushi Networking Co., Ltd. (“Pipi”) by issuance of 2,212,114,257 ordinary shares of par value US$0.00005 each of Ku6 to the shareholders of Pipi, as contemplated under the Equity Purchase Agreement dated April 20, 2011 by and among Ku6, the shareholders of Pipi and Pipi (the “Equity Purchase Agreement”). As provided in the Equity Purchase Agreement, either Pipi or Ku6 may terminate the Equity Purchase Agreement if the closing of the acquisition is not consummated on or before June 30, 2011.

About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq:KUTV) is a leading Internet television company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6, please visit http://ir.ku6.com.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: June 24, 2011

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